

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

June 7, 2018

Scott C. Wylie
Chairman, Chief Executive Officer and President
First Western Financial, Inc.
1900 16th Street, Suite 1200
Denver, CO 80202

> **Re:** **First Western Financial, Inc.**
> **Amendment No.1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted May 29, 2018**
> **CIK No. 0001327607**

Dear Mr. Wylie:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Assets Under Management, page 103

1. We note your response to comment 10. Please revise the tabular presentation in your filing to further disaggregate the line item "contribution/withdrawals/market" for each of your product offerings.

     You may contact John Spitz, Staff Accountant, at 202-551-3484 or John Nolan, Senior Assistant Chief Accountant, at 202-551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Michael G. Keeley, Esq.